Exhibit 99.1
FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS
Item 1.	REPORTING ISSUER

Cardiome Pharma Corp. 6190 Agronomy Road, 6th Floor Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

March 31, 2006

Item 3.	PRESS RELEASE

March 31, 2006 — Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. today reported financial results for the fourth quarter and year ended December 31, 2005.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Doug Janzen Title: Chief Financial Officer Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.
Dated at Vancouver, British Columbia, this 3rd day of April, 2006.

CARDIOME PHARMA CORP.
Per:	“Doug Janzen”
Doug Janzen,
Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.